EXHIBIT D-11


                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


Ameren Energy Generating Company            )
         and                                )
Union Electric Company                      )               Docket No. EC03-____
         d/b/a AmerenUE                     )



                 APPLICATION OF AMEREN ENERGY GENERATING COMPANY
                    AND UNION ELECTRIC COMPANY D/B/A AMERENUE
                   FOR AUTHORIZATION UNDER SECTION 203 OF THE
             FEDERAL POWER ACT TO TRANSFER JURISDICTIONAL FACILITIES








Joseph H. Raybuck                                        Douglas O. Waikart
Managing Assistant                                       David S. Berman
   General Counsel                                       Wright & Talisman, P.C.
Ameren Services Company                                  1200 G Street, N.W.
St. Louis, Missouri 63166-6149                           Suite 600
(314) 554-2976                                           Washington, D.C.  20005
(314) 554-4014 (fax)                                     (202) 393-1200
                                                         (202) 393-1240 (fax)


               ATTORNEYS FOR AMEREN ENERGY GENERATING COMPANY AND
                      UNION ELECTRIC COMPANY D/B/A AMERENUE

February 5, 2003


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                               Table of Contents

                                                                            Page

I.   INTRODUCTION AND BACKGROUND...............................................2

     A.   Description Of Parties...............................................3

          1.   Ameren Energy Generating Company................................3

          2.   Union Electric Company d/b/a AmerenUE...........................5

          3.   Additional Ameren Companies.....................................6

     B.   Description Of The Transaction.......................................7

     C.   Rate Freezes In Illinois And Missouri And Protections For
          Wholesale Customers..................................................9

     D.   Plans For Participation In A Regional Transmission Organization.....11

II.  THIS TRANSACTION IS IN THE PUBLIC INTEREST AND SHOULD BE APPROVED........12

     A.   This Transaction Offers Significant Benefits To AmerenUE And
          Its Ratepayers......................................................12

     B.   The Transaction Will Have No Adverse Effects On Competition,
          Rates Or Regulation.................................................16

          1.   The transfer will have no adverse effect on competition........16

          2.   The transfer will have no adverse effect on rates..............17

          3.   There will be no adverse effect on regulation..................18

III. INFORMATION REQUIRED BY 18 C.F.R. PART 33................................19

IV.  REQUEST FOR EXPEDITED APPROVAL...........................................22

V.   REQUEST FOR PRIVILEGED TREATMENT.........................................22

VI.  CONCLUSION...............................................................23

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


Ameren Energy Generating Company            )
         and                                )
Union Electric Company                      )               Docket No. EC03-____
         d/b/a AmerenUE                     )


                 APPLICATION OF AMEREN ENERGY GENERATING COMPANY
                    AND UNION ELECTRIC COMPANY D/B/A AMERENUE
                   FOR AUTHORIZATION UNDER SECTION 203 OF THE
             FEDERAL POWER ACT TO TRANSFER JURISDICTIONAL FACILITIES

     Pursuant to Section 203 of the Federal Power Act ("FPA"), 16 U.S.C. ss. 824b, and Part 33 of the Federal Energy Regulatory Commission's ("Commission" or "FERC") regulations issued thereunder, 18 C.F.R. part 33, Ameren Energy Generating Company ("AEG") and Union Electric Company d/b/a AmerenUE ("AmerenUE") (collectively, AEG and AmerenUE are referred to as "Applicants"), files this application requesting all Commission authorizations and approvals necessary for AEG to sell and transfer, and for AmerenUE to purchase and accept, certain jurisdictional assets now owned by AEG. AEG and AmerenUE are corporate affiliates and subsidiaries of Ameren Corporation ("Ameren"), and this transaction only involves the intra-company transfer of transmission and generation assets./1/ As Applicants show herein, this transfer will have no adverse effect on competition, rates, or regulation, and is consistent with the public interest because it will provide AmerenUE with a cost-efficient and


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/1/  While this transaction primarily involves the transfer of generation facilities, the Commission's approval under section 203 may be required because the transfer will involve certain transmission leads, transformers, and other transmission facilities.


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reliable source of energy and capacity to serve its customers, especially its bundled retail customers in Missouri and Illinois for which AmerenUE has an obligation to serve under applicable state laws. Further, this transfer is necessary and appropriate to implement provisions of a Missouri retail rate settlement requiring AmerenUE to make an infrastructure commitment to add 700 MW of generating capacity, which may include the purchase of a generation plant from an affiliate at net book value. Accordingly, the Commission should grant the approvals requested herein./2/

     Applicants request expedited consideration and the issuance of a Commission order by April 2, 2003 in order to allow this transaction to close by May 1, 2003 or shortly thereafter. This will allow AmerenUE t acquire these assets in time to satisfy its regional reliability council's generation capacity reserve requirements for the upcoming 2003 peak summer months and allow AmerenUE to comply with the Missouri settlement on a timely basis.

I.   INTRODUCTION AND BACKGROUND

     A complete description of the proposed transaction and the facilities to be transferred is provided below. Ameren, through its public utility subsidiaries, engages in wholesale and retail power sales and provides electric transmission services in Missouri and Illinois. In this application, AEG and AmerenUE seek the necessary FERC authorization to transfer the transmission facilities listed in Part II.B of this Application and Exhibit H hereto. These facilities consist


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/2/  In support, AmerenUE and AEG provide in Appendix A to this application the affidavit of Mr. Richard A. Voytas, Manager of Corporate Analysis at Ameren Services Company ("Ameren Services"). As set forth in Part V of this application, privileged treatment pursuant to 18 C.F.R. ss. 388.112 is requested for Attachment II to Mr. Voytas' affidavit.


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of the transmission leads and other transmission facilities necessary to connect the generation facilities owned by AEG, and to be transferred to AmerenUE, to the Ameren transmission system. The transaction will also allow AEG to transfer 548 MW of generation to AmerenUE.

A.   DESCRIPTION OF PARTIES

     1.   AMEREN ENERGY GENERATING COMPANY

     AEG is an Exempt Wholesale Generator ("EWG") that has also been authorized to sell power at market-based rates./3/ AEG is directly owned by Ameren Energy Development Company ("AED"), which is a subsidiary of Ameren Energy Resources Company ("AER")./4/ As an EWG, AEG does not serve any bundled or unbundled retail customers, and does not hold any service area franchises. AEG is engaged directly, indirectly through one or more affiliates, and exclusively in the business of owning or operating one or more eligible facilities and selling electric energy at wholesale, and will remain so after this transaction closes.


     On May 1, 2000, pursuant to the Illinois Electric Service Customer Choice and Rate Relief Law of 1997 ("Customer Choice Law"), Central Illinois Public


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/3/  AEG received its initial determination of EWG status in Ameren Energy
     Generating Co., 92 FERC P. 62,023 (2000), and was granted market-based rate authorization in Ameren Energy Generating Co., 93 FERC P. 61,024 (2000), reh'g denied, 95 FERC P. 61,009 (2001) ("AEG"). Consistent with 18 C.F.R. ss. 365.8, AEG has filed a number of applications for a continuing determination of EWG status to reflect the addition of new capacity or repowering of units, the most recent of which was granted in Ameren Energy Generating Co., 101 FERC P. 62,210 (2002).

/4/ AED primarily engages in the development and construction of new generating facilities to be purchased by AEG in order to expand its operations. AED has also received determinations from the Commission that it is an EWG, and been authorized to sell power at wholesale and market-based rates. See Ameren Energy Dev. Co., 91 FERCP. 62,238 (2000); Ameren Energy Dev. Co., 93 FERCP. 62,211 (2000). AER is directly owned by Ameren.


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Service Company d/b/a AmerenCIPS ("AmerenCIPS") transferred ownership of its generation assets to AEG./5/ Since that time, AEG has acquired and repowered additional generation units. AEG currently owns approximately 4,600 MW of generating capacity located in Illinois and Missouri, including the 548 MW it proposes to transfer to AmerenUE. AEG currently sells the output from its generating facilities to Ameren Energy Marketing Company ("AEM")/6/ under both cost-based and market-based rates, as well as to others pursuant to its market-based rate authority. AEM then either sells the power on the market or to AmerenCIPS for sale to AmerenCIPS' retail customers in Illinois./7/ All sales of power from AEG to AEM, and then from AEM to AmerenCIPS for resale to AmerenCIPS' bundled customers take place under FERC-approved power sales agreements, whereby the prices paid to sellers are cost-based rates based on the rates AmerenCIPS is


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/5/  AmerenCIPS serves both bundled and unbundled retail customers located in
     Illinois. Its bundled retail customers are protected by a rate freeze, established by the Customer Choice Law, through January 1, 2007. Illinois, in the adoption and implementation of its Customer Choice Law, determined that competition would be enhanced where competitive generation and marketing functions are physically and functionally separated from the utility transmission and distribution system. The Commission, in an order issued on November 15, 1999, approved the transfer of AmerenCIPS' generation facilities to AEG. See Cent. Ill. Pub. Serv. Co., 89 FERCP. 62,125 (1999).

/6/ AEM is a power marketer and power broker that does not own any generation, transmission, or distribution facilities. It is authorized to sell power at market-based rates. See Madison Gas & Elec. Co., 90 FERC P. 61,115, at 61,349-50 (2000) ("Madison Gas") (granting market-based rate authority to AEM and approving power sales agreements between AEG, AEM, and AmerenCIPS).

/7/  AEM may also obtain power from other sources.


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allowed by the Illinois Commerce Commission ("ICC") to charge its retail customers./8/ These contracts will remain in place through December 31, 2004.


     2.  UNION ELECTRIC COMPANY D/B/A AMERENUE

     AmerenUE, a first-tier subsidiary of Ameren and an affiliate of AEG, provides electric service to over 1 million retail and wholesale customers in Missouri and in parts of Illinois, as well as gas service to approximately 130,000 customers in those states. AmerenUE's peak load in 2002 was 8,643 MW, and its peak usage periods occurred during the summer months. AmerenUE provides wholesale electric service to the following full requirements customers, each of which is a municipal electric system located in Missouri: California, Centralia, Hannibal, Kahoka, Kirkwood, Linneus, Marceline, Perry, and St. James. AmerenUE currently owns approximately 8,500 MW of generation capacity, and utilizes these facilities and purchases power on the market in order to serve its customers.

     Unlike Illinois, Missouri has not elected to allow for competition for the provision of electricity at retail. As a result, AmerenUE has an obligation to serve, together with the exclusive right to serve, the retail customers located in its service area in Missouri./9/ AmerenUE, along with AmerenCIPS, provides


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/8/  Madison Gas, 90 FERC at 61,349-50; AEG, 93 FERC at 61,047 (granting market-based rate authority to AEG and approving an amendment to the contract between AEG and AEM).

/9/ Under the Illinois Public Utilities Act, AmerenUE and other Illinois electric utilities still have an obligation to serve residential and small commercial customers, even though they no longer have an exclusive right to serve such customers. 220 Ill. Comp. Stat. 5/16-103 (2003). Similarly, AmerenUE and other electric utilities have an obligation to serve other retail customers generally where alternative suppliers are not available. 220 Ill. Comp. Stat. 5/16-113 (2003).


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open access transmission service under a single Open Access Transmission Tariff
("Ameren OATT"). Ameren Services Company ("Ameren Services"), acting as agent for AmerenUE and AmerenCIPS, is the Transmission Provider under the Ameren OATT. The Ameren transmission system is located within the Mid-America Interconnected Network, Inc. ("MAIN") regional reliability council. Ameren has received conditional authorization from the Commission to join the Midwest Independent Transmission System Operator, Inc. ("Midwest ISO") through GridAmerica, a new independent transmission company ("ITC")./10/ On November 1, 2002, the GridAmerica Participants, including Ameren Services as agent for AmerenUE and AmerenCIPS, requested expedited action to allow commencement of GridAmerica as an ITC within the Midwest ISO during April 2003. By order issued on December 19, 2002, the Commission conditionally accepted the agreements submitted by the GridAmerica Participants to be effective December 31, 2002, subject to the submission of a compliance filing and a filing to support the proposed rates for GridAmerica./11/


     3.   ADDITIONAL AMEREN COMPANIES

     While not parties to this application, a description of the following companies, each of which is a subsidiary of Ameren, will assist the Commission in its consideration of the issues here:


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/10/ Ameren Servs. Co., 100 FERCP. 61,135, at 61,511, 61,515 (2002); Alliance
     Cos., 100 FERCP. 61,137, at PP 13, 35 (2002).

/11/ Ameren Servs. Co., 101 FERCP.  61,320 (2002) ("December 19 Order").

     o Ameren Services provides administrative, accounting, legal, engineering, executive, and other support services to Ameren and its subsidiaries. As noted above, Ameren Services acts as agent for AmerenUE and AmerenCIPS under the Ameren OATT, as well as in other contexts.

     o AEM, a power marketer and power broker, does not own any generation, transmission, or distribution facilities, nor does it have any captive native load customers. As described above, AEM currently purchases energy and capacity from AEG for resale to AmerenCIPS in order to allow AmerenCIPS to serve its bundled retail load pursuant to contracts on file with the FERC, and for resale to others. AEM also provides wholesale electric service to six full or partial requirements customers.

     o AmerenCIPS serves retail customers located in Illinois, including both bundled retail customers and unbundled customers in its service area, who have not exercised choice. AmerenCIPS' bundled retail rates are protected by a rate freeze established by the Customer Choice Law, which expires January 1, 2007.

     In addition, Ameren has received conditional authorization under section 203 of the FPA to merge with Central Illinois Light Company ("CILCO")./12/ This transaction closed on January 31, 2003.

B.   DESCRIPTION OF THE TRANSACTION

     A complete listing of the transmission facilities to be transferred is included as Exhibit H to this transaction. In addition to these facilities, AEG will also sell and transfer to AmerenUE: (1) from AEG's Pinckneyville, Illinois generation facility, four 44 MW combustion turbine generator ("CTG") units and


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/12/ Ameren Servs. Co., 101 FERCP.  61,202 (2002).

four 35 MW CTG units, which represent 100% of the capacity at that facility; and
(2) from AEG's Kinmundy, Illinois generation facility, two 116 MW CTG units, which also represent 100% of the total capacity of that facility. Voytas at P.
4. The terms of the subject transaction are set forth in the "Asset Transfer Agreement - Pinckneyville Generation Station Between Ameren Energy Generating Company And Union Electric Company" and "Asset Transfer Agreement - Kinmundy Generation Station Between Ameren Energy Generating Company And Union Electric Company" ("Pinckneyville Transfer Agreement" and "Kinmundy Transfer Agreement," respectively, and "Transfer Agreements," collectively)./13/ Id. The subject transmission facilities are used to interconnect the Pinckneyville and Kinmundy facilities to the Ameren transmission grid. Once this transaction closes, AmerenUE will own 548 MW of additional generation capacity. Id.

     Under the terms of the Transfer Agreements, AEG will sell the Pinckneyville and Kinmundy facilities to AmerenUE at the facilities' net depreciated book values, which, as of September 30, 2002, were $161.5 million and $96.4 million, respectively./14/ Id. As Applicants will show herein and as Mr. Voytas


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/13/ Copies of the Transfer Agreements are included as Exhibit I to this application. These agreements are being submitted in pro forma form, have yet to be executed, and may be subject to minor changes that will be non-substantive in nature. Consistent with the Commission's merger filing requirements, counsel for Applicants states that to the best of their knowledge, the final agreements will reflect the terms and conditions contained in the agreements submitted herewith in all material respects. Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, 1996-2000 FERC Stats. & Regs., Regs. PreamblesP. 31,111, at 31,877 (2000), order on reh'g, Order No. 642-A, 94 FERCP. 61,289 (2001)
     ("Order No. 642").

/14/ A final determination of the assets' net book value will be made sometime prior to close, in accordance with the terms of the Pinckneyville and Kinmundy Transfer Agreements. See Section 4.3 of each of the Transfer Agreements.


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demonstrates in his affidavit, the selection of the Pinckneyville and Kinmundy units was the result of a thorough resource planning analysis by AmerenUE. Also, the company's analysis shows that the proposed price is reasonable as compared to other recent sales of similar types of electrical generating capacity used for peaking purposes. Moreover, this transaction will provide AmerenUE's customers with a reliable source of energy and capacity on a timely basis, as required by minimum generating reserve requirements established by AmerenUE's regional reliability council. Further, it will protect AmerenUE's customers from the potential volatility associated with purchasing needed power in the market.

     C. RATE FREEZES IN ILLINOIS AND MISSOURI AND PROTECTIONS FOR WHOLESALE CUSTOMERS

     As previously indicated, Illinois is implementing retail choice, although there is a retail rate freeze in place in that state, pursuant to the Customer Choice Law, that will protect bundled retail customers from having to pay any rate increases through January 1, 2007./15/ While AmerenUE may request an increase in bundled rates prior to 2007 if the two-year average of its earned rate of return on common equity falls below the 2-year monthly average yields of 30-year U.S. Treasury bonds,/16/ AmerenUE has made no such request and does not intend to do so prior to the end of the rate freeze. This rate freeze will protect AmerenUE's bundled retail ratepayers in Illinois from any rate increases through the end of 2006. All of the same is true for AmerenCIPS and its customers.


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/15/ 220 Ill. Comp. Stat. 16-111(a) (2003); 220 Ill. Comp. Stat. 5/16-102
     (2003).

/16/ 220 Ill. Comp. Stat. 5/16-111(d) (2003).


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     In addition, AmerenUE has recently entered into a Stipulation and Agreement
("Stipulation") that comprehensively resolves certain retail rate issues in Missouri./17/ The Stipulation sets rates that, except for certain specified rate decreases, will remain in place through June 30, 2006, and which will protect retail ratepayers from any rate increases prior to that date. Stipulation,
Section 3./18/ AmerenUE must also undertake commercially reasonable efforts to make energy infrastructure investments totaling $2.25 billion to $2.75 billion from January 1, 2002 through June 30, 2006. This includes the obligation to acquire 700 MW of new regulated generating capacity. Id., Section 4. The Stipulation specifically states that AmerenUE can satisfy this requirement by purchasing generation from an affiliate "at net book value." Id. The Stipulation also requires AmerenUE to make enhancements to its transmission infrastructure.

     All of AmerenUE's and AEM's wholesale customers take service under contracts that have fixed rate provisions, or have other pricing provisions that will protect such customers from having to pay any costs that could arise from affiliate abuse. The customers can also purchase power from others once their existing contracts with the Ameren companies expire. AmerenCIPS has transferred


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/17/ The Missouri Public Service Commission ("MoPSC") approved the Stipulation in Staff of the Mo. Pub. Serv. Comm'n v. Union Elec. Co. d/b/a AmerenUE, Mo. PSC Case No. EC-2002-1 (July 25, 2002) ("July 25 Order"). The Stipulation was unopposed, and approved by the MoPSC as reasonable and in the public interest. In a concurring opinion, one Commissioner indicated that one of the benefits of the Stipulation was the resulting minimization of issues associated with affiliate transactions because such transactions cannot impact rates during the moratorium period. July 25 Order at 6 (Commissioner Gaw, concurring). A copy of this Stipulation, along with the MoPSC's order, is attached as Attachment I to Mr. Voytas' Affidavit.

/18/ The Stipulation requires AmerenUE to reduce its retail rates by $110 million over two years, with the first rate decrease of $50 million effective April 1, 2002. Id., Section 2.

or assigned its wholesale contracts to AEM and does not have any wholesale customers.

D.   PLANS FOR PARTICIPATION IN A REGIONAL TRANSMISSION ORGANIZATION

     Pursuant to authorizations recently provided by the FERC, AmerenUE and AmerenCIPS intend to join the Midwest Independent Transmission System Operator, Inc. ("Midwest ISO") through a contractual relationship with GridAmerica, an independent transmission company within the Midwest ISO, and to transfer functional control of the Ameren transmission system to GridAmerica which, in turn, will transfer certain functions to the Midwest ISO as approved in the December 19 Order./19/ The GridAmerica Participants requested expedited action to allow this transfer of control to the Midwest ISO by April 2003. The Commission conditionally accepted the agreements filed by the GridAmerica Participants./20/ CILCO is currently a transmission-owning member of the Midwest ISO and will remain so after it is merged with Ameren.


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/19/ Alliance Cos., 100 FERCP. 61,137, at PP 13, 35. The Midwest ISO has been recognized as a regional transmission organization by the FERC. Midwest Indep. Transmission Sys. Operator, Inc., 97 FERCP. 61,326 (2001).

/20/ See December 19 Order, 101 FERCP. 61,320 at P 34.


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II.  THIS TRANSACTION IS IN THE PUBLIC INTEREST AND SHOULD BE APPROVED

     A. THIS TRANSACTION OFFERS SIGNIFICANT BENEFITS TO AMERENUE AND ITS RATEPAYERS

     This transaction is consistent with the public interest and therefore should be approved under section 203 of the FPA./21/ When reviewing a proposed transaction under section 203's public interest standard, the Commission looks at the proposed transaction's effects on competition, rates, and regulation./22/ This transaction satisfies the Commission's public interest requirements as (1) there will be no adverse effect on competition; (2) there will be no adverse


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/21/ Section 203(a) of the FPA, 16 U.S.C.ss.824b, states:

          No public utility shall sell, lease, or otherwise dispose of . . . its facilities subject to the jurisdiction of the Commission . . . or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so. . . . After notice and opportunity for hearing, if the
          Commission finds that the proposed disposition, consolidation, acquisition, or control will be consistent with the public interest, it shall approve the same.

     See also Northeast Utils. Serv. Co. v. FERC, 993 F.2d 937, 945 (1st Cir.
     1993), petition for review denied, 55 F.3d 686 (1st Cir. 1995) (If Commission finds transfer of jurisdictional facilities will be consistent with the public interest, it shall approve the same).

/22/ See Inquiry Concerning the Commission's Merger Policy Under the Federal
     Power Act: Policy Statement, Order No. 592, 1996-2000 FERC Stats. & Regs., Regs. PreamblesP. 31,044, at 30,111 (1996) ("Merger Policy Statement"); see also Order No. 642 at 31,872-73; Ariz. Pub. Serv. Co., 93 FERCP. 61,216, at 61,714 (2000); El Paso Energy Corp., 92 FERCP. 61,076, at 61,330 (2000).

effect on rates (in part because all of AmerenUE's customers purchase power under fixed rate contracts or are protected by retail rate freezes); and (3) there will be no adverse effect on regulation at either the state or federal level. The transfer is also an appropriate means of implementing the provisions of the Stipulation that was approved by the MoPSC. Therefore, the transaction should be approved by the Commission under FPA section 203.

     Prior to entering into this transaction, AmerenUE evaluated a number of options, including the proposed transfer, purchasing power on the market, purchasing existing assets from non-affiliated independent power producers ("IPP"), and building new capacity for obtaining the energy and capacity necessary to meet its reliability and customer service obligations, including meeting its peak load requirements. Voytas at P. 7. As a member of MAIN, AmerenUE must meet certain minimum short-term and long-term planning reserve requirements, which currently are 15% for 2003 and 17% for 2006. Voytas at P. 5. AmerenUE has capacity resource needs at 543 MW in 2003 to maintain a 5% reserve margin. Id. AmerenUE's resource needs in 2006 will increase up to 991 MW to meet a 17% planning reserve margin. Id.

     As part of AmerenUE's resource planning process, AmerenUE undertook an Asset Mix Optimization (AMO) Analysis, which was first completed in late 2001, and updated during the year 2002. The objective of an AMO Analysis is to determine the least cost mix of generating assets required to meet AmerenUE's long term needs, including its forecasted peak demand and a 17% reserve margin. Both the 2001 AMO and the updated 2002 AMO Analysis indicated that the addition of a mix of simple cycle and combined cycle combustion turbines during the entire planning horizon would satisfy AmerenUE's needs on a least cost planning basis, and that the purchase of simple cycle CTG assets from AEG is consistentwith the least cost plan that resulted from the AMO Analysis. Voytas at P. 6.

MARKET PURCHASES:

     In the fall of 2001, AmerenUE issued a Request for Proposal ("RFP") for capacity and energy with the intent of purchasing up to 500 MW of capacity for the time period of 2002 through 2011. In the process of evaluating the bids received as part of the RFP process, a 25-year analysis of the cost to build peaking capacity was developed to assist in the evaluation. The results of this analysis, which were presented to the MoPSC Staff and Missouri Office of Public Counsel ("OPC") on January 15, 2002, showed that the Net Present Value ("NPV") of the least cost RFP options, coupled with the construction of simple cycle CTGs at the end of the 10 year contracting period (2002-2011), were comparable to the purchase of generating assets from AEG. During the process of evaluating the RFP bids, the MoPSC Staff expressed a concern with power purchases and showed a preference to AmerenUE owning hard assets. This transfer will help address this concern. Voytas at P. 8.

PURCHASE OF EXISTING GENERATING ASSETS FROM NON-AMEREN ENTITIES:

     AmerenUE considered the option of purchasing existing generation from non-Ameren entities located both inside and outside of the Ameren control area. AmerenUE looked at two assets located within the Ameren control area. None of these assets proved to be suitable due to existing transmission constraints associated with these plants, and concerns about the creditworthiness of the owners of the assets. Voytas at P. 11 and confidential Attachment II, Item

4./23/ The purchase of generation assets located outside of the Ameren control area was also rejected, due to the lack of firm transmission service from the generator to the Ameren border. Voytas at P. 10. The inability of generators to obtain firm transmission service to the Ameren border was documented for some bidders in AmerenUE's evaluation of RFPs for capacity and energy for the summers of 2001 and 2002. Potential facility upgrades and the uncertainty associated with the timing of the completion of the upgrades made this option an unrealistic choice. Id. AmerenUE also determined that the price of obtaining the Kinmundy and Pinckneyville units from AEG was comparable to the price of buying existing units from non-affiliated entities, and the purchase of AEG units did not present the concerns described above and in Mr. Voytas' affidavit. See Voytas at P. 19.

PURCHASE OF AEG ASSETS:

     As described in Mr. Voytas' affidavit, the Kinmundy and Pinckneyville facilities were the most viable choices of the comparable AEG generating facilities. While there are other AEG facilities that could have been transferred, those assets were less desirable because of operational characteristics, locations or tax, and other issues. Voytas at P. 12-14. Both the Pinckneyville and Kinmundy facilities are directly connected to the Ameren transmission system, and provide generation and voltage support, as well as other ancillary services. Id. at P. 17. Also, the Pinckneyville units have black start capability and can be ramped up quickly to provide service, which will


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/23/ For the most part, these transmission constraints were known issues at the time the plants were constructed. While Ameren is undertaking steps to rectify these constraints, they will not be relieved in time for these plants to be used in the 2003 or 2004 peak demand period.

allow AmerenUE to better respond to system emergencies. Both units have proven to be highly reliable. Voytas at P. 17.

     Finally, the transfer also will help AmerenUE meet its obligations under the MoPSC-approved Stipulation. Specifically, the Stipulation requires AmerenUE to acquire 700 MW of regulated generating capacity by June 30, 2006. Further, this Stipulation expressly allows AmerenUE to purchase capacity from its affiliates at net book value to fulfil this requirement, which is what AmerenUE proposes to do here.

CONSTRUCTION OF NEW CAPACITY:

     AmerenUE also considered the construction of simple cycle combustion turbines at green field sites to meet its 2003 and 2004 resource needs. In this regard, the cost of purchasing the subject units from AEG at net book value is comparable to or less than the cost of building CTG units that offer similar flexibility and operating characteristics. Id. at P. P. 18-19. Although new combustion turbines likely could be purchased today at a slightly more favorable price than two years ago, these savings would be offset by additional cost associated with building at a less favorable site, resulting in a total installed cost not significantly different from that of the net book value of the AEG facilities. Id.

     B. THE TRANSACTION WILL HAVE NO ADVERSE EFFECTS ON COMPETITION, RATES OR REGULATION

          1.   THE TRANSFER WILL HAVE NO ADVERSE EFFECT ON COMPETITION

         This transaction will involve only the intra-corporate transfer of facilities and will not result in any changes in concentration in generation markets or any other applicable markets. The Commission, in other proceedings involving similar transactions,/24/ has recognized that this type of transfer does not present any competitive concerns. In addition, the Commission has determined that the competitive screen required by Order No. 642 is not required for intra-company transfers./25/

          2.   THE TRANSFER WILL HAVE NO ADVERSE EFFECT ON RATES

     The proposed transfer will have no adverse effect on rates. All of AmerenUE's bundled retail ratepayers are protected by rate freezes through June or December of 2006. Specifically, all retail customers in Missouri will be protected by the retail rate settlement through June 2006, and all bundled retail customers in Illinois by the statutory rate freeze through January 1, 2007. The Commission has indicated such rate freezes are sufficient to ensure that a transaction will have no adverse effect on rates./26/ Moreover, all of AmerenUE's wholesale power sales customers take service under contracts that have fixed rate or other pricing provisions that will not be affected by any costs associated with this transfer, and can purchase power from entities that are not affiliated with Ameren once their contracts expire. The Commission has also found that these safeguards are adequate to protect ratepayers from any adverse effect on rates./27/


----------

/24/ Order No. 642 at 31,902; GenHoldings I, L.L.C., 96 FERCP. 61,140, at 61,602
     (2001), PP&L Resources, Inc., 90 FERCP. 61,203, at 61,649 (2000).

/25/ Order No. 642 at 31,902.

/26/ FirstEnergy Corp., 94 FERCP. 61,179, at 61,620 (2001); Merger Policy
     Statement at 30,124.

/27/ Cinergy Servs., Inc., 98 FERCP. 61,306, at 62,307 (2002); Potomac Elec.
     Power Co. Conectiv, 96 FERC P. 61,323 (2001).

     Finally, none of AmerenCIPS' customers will be affected by this transaction. The capacity being sold by AEG is not needed to support sales of power by AmerenCIPS to its bundled load. Moreover, AmerenCIPS' bundled retail rate payers are protected by the Illinois state rate freeze, and the rates AmerenCIPS pays for power acquired through AEM from AEG is established by reference to the rates set by the ICC. AmerenCIPS does not have any wholesale customers. Thus, no customers of AmerenCIPS will be adversely affected by this transaction.

          3.   THERE WILL BE NO ADVERSE EFFECT ON REGULATION

     The Commission has indicated that it may set a section 203 application for hearing if (1) the merged entity would be part of a registered holding company and the applicants do not commit to abide by the Commission's policies on the pricing of non-power goods and services between affiliates, or (2) the affected state commissions do not have authority to act on the transaction./28/ Neither of these concerns are raised by this Application.

     With respect to the first issue, no new holding company will be formed as a result of this transaction. While Ameren is already a registered holding company under the Public Utility Holding Company Act of 1935, Ameren reiterates its prior commitment to abide by the FERC's policies with respect to intra-company and affiliate transactions. This commitment has been held sufficient to address this concern./29/

     This Commission will continue to have authority over any wholesale power sales made from the generation facilities at issue here, as well as all


----------

/28/ See Merger Policy Statement at 30,125.

/29/ Merger Policy Statement at 30,125; see also 18 C.F.R.ss.2.26(e)(1).

wholesale power sales and transmission services made or provided by AmerenUE and AEG. With respect to the authority of the states, Illinois and Missouri will continue to have jurisdiction over all retail sales of power, and all bundled transactions currently subject to their jurisdiction will remain subject to that jurisdiction. Further, AmerenUE is seeking ICC approval of the proposed transaction because, by statute, the ICC must generally approve contracts between Illinois utilities and their affiliates. The MoPSC does not have any similar statutory authority. However, AmerenUE is required to comply with the MoPSC's resource planning regulations, and has done so.

III. INFORMATION REQUIRED BY 18 C.F.R. PART 33

     SECTION 33.2 REQUIREMENTS:

     33.2(a) The exact name of the Applicants and their principal business addresses are:

               Ameren Energy Generating Company
               One Ameren Plaza
               1901 Chouteau
               Avenue St. Louis, Missouri 63166-6149

               Union Electric Company d/b/a AmerenUE
               One Ameren Plaza
               1901 Chouteau Avenue
               St. Louis, Missouri 63166-6149

     33.2(b) Applicants respectfully request that all notices, correspondence, and other communications concerning this Application be directed to the following persons:

               Joseph H. Raybuck                         Douglas O. Waikart
               Managing Assistant                        David S. Berman
                  General Counsel                        Wright & Talisman, P.C.
               Ameren Services Company                   1200 G Street, N.W.
               St. Louis, Missouri 63166-6149            Suite 600
               (314) 554-2976                            Washington, D.C.  20005
               (314) 554-4014 (fax)                      (202) 393-1200
               jraybuck@ameren.com                       (202) 393-1240 (fax)
               -------------------                       waikart@wrightlaw.com
                                                         ---------------------
                                                         berman@wrightlaw.com
                                                         --------------------

     33.2(c) A general description of the Applicants, and a detailed organizational chart and listing of energy subsidiaries is provided in
          Part II.A hereof. A list of the common officers and directors of the Applicants is provided as Exhibit E. A description of the Applicants' plans with respect to RTO participation is provided in Part II.D. AEG sells power at wholesale to customers, including AEM, primarily located in Illinois and Missouri./30/ AEG does not provide any transmission services. To the extent not provided in this application, a complete listing of all business activities, power sales customers, etc., was provided as part of Ameren Services' July 19, 2002 filing in Ameren Services Co., Docket No. EC02-96, and is incorporated by reference herein.

     33.2(d) The jurisdictional facilities to be transferred are described in
          Part II.B. Exhibit H also contains a listing of these facilities.

     33.2(e) A description of the proposed transaction, including the names of all parties thereto, the consideration provided, and the effect of the transaction on the affected jurisdictional facilities, is provided above. A listing of all jurisdictional facilities associated with or


----------

/30/ Neither AEG's nor AmerenUE's organizational structure will change as a result of this transfer.

          affected by this transaction is included as Exhibit H, subject to being updated as necessary.

     33.2(f) The form of the Asset Transfer Agreements related to this transaction are included as Exhibit I hereto.

     33.2(g) The facts relied upon to show that the transaction is in the public interest are provided herein.

     33.2(h) The required map is included as Exhibit K.

     33.2(i) Applicants expect to make all necessary filings with the ICC sometime prior to closing. Applicants will provide this Commission with copies of all relevant orders as required by this section.

     SECTIONS 33.3 AND 33.4 REQUIREMENTS:

     Consistent with Order No. 642 and the Commission's regulations issued thereunder, the Applicants do not need to provide the analyses required by sections 33.3 and 33.4. These provisions establish the requirements for horizontal and vertical mergers, and are not required for transactions that only involve intra-corporate transfers. Order No. 642 at 31,902.

     SECTION 33.5 REQUIREMENTS:

     To the extent deemed necessary, Applicants request waiver of the requirement to provide the proposed accounting entries required by section 33.5. Applicants will provide this information at a later date if and as required by the Commission.

     SECTION 33.6 REQUIREMENTS (FORM OF NOTICE):

     A form of notice suitable for publication in the Federal Register is attached hereto. In addition, an electronic version of this notice on a 3.5-inch computer diskette in WordPerfect format is enclosed with this filing.

IV.  REQUEST FOR EXPEDITED APPROVAL

     Prompt approval of this transaction by the Commission will allow AmerenUE to complete its acquisition of the subject generation in time to have these and any other required resources in place prior to the peak 2003 summer months. Prompt approval will also allow AmerenUE to continue implementing the commitment to acquire additional generation that it made in the Stipulation approved by the MoPSC. Accordingly, Applicants request that the Commission grant all necessary approvals by April 1, 2003 in order to allow this transaction to close by May 1, 2003.

V.   REQUEST FOR PRIVILEGED TREATMENT

     Consistent with section 388.112 of the Commission's regulations, 18 C.F.R. ss. 388.112, Applicants request privileged treatment for Attachment II to Mr. Voytas' affidavit. This attachment contains highly confidential and sensitive information, including marketing analyses, pricing information, and information about the operating characteristics of AEG's facilities. The disclosure of this information could damage the Applicants' ability to buy and sell electricity at reasonable prices. This attachment also contains Applicants' commercially sensitive analysis of the value of certain generating units owned by unaffiliated parties. The Commission has granted privileged treatment in the past when necessary to protect similar information./31/


----------

/31/ See GWF Energy, L.L.C., 97 FERCP. 61,297, at 62,391 (2001), reh'g denied,
     98 FERCP. 61,330 (2002) (holding in abeyance the requirement to file unredacted long-term service agreement pending the outcome of a rehearing); Ameren Energy Mktg. Co., 95 FERCP. 61,397, at 62,485, order granting clarification, 96 FERCP. 61,306 (2001) (allowing privileged treatment for supporting material); see also Jersey Cent. Power & Light Co., 87 FERCP. 61,014, at 61,040 n.15 (1999) (allowing privileged treatment of material submitted in conjunction with an asset sale).

     Applicants designate the following persons as the individuals to be contacted regarding the request for privileged treatment:

               Joseph H. Raybuck                         Douglas O. Waikart
               Managing Assistant                        David S. Berman
                  General Counsel                        Wright & Talisman, P.C.
               Ameren Services Company                   1200 G Street, N.W.
               St. Louis, Missouri 63166-6149            Suite 600
               (314) 554-2976                            Washington, D.C.  20005
               (314) 554-4014 (fax)                      (202) 393-1200
               jraybuck@ameren.com                       (202) 393-1240 (fax)
               -------------------                       waikart@wrightlaw.com
                                                         ---------------------
                                                         berman@wrightlaw.com
                                                         --------------------


VI.      CONCLUSION

     For the reasons stated herein, Applicants request that the Commission, by order issued no later than April 2, 2003, grant all necessary approvals or authorizations necessary for the proposed transaction to occur.


                                                         Respectfully submitted,


                                                         /s/ David S. Berman
                                                         -------------------
Joseph H. Raybuck                                        Douglas O. Waikart
Managing Assistant                                       David S. Berman
   General Counsel                                       Wright & Talisman, P.C.
Ameren Services Company                                  1200 G Street, N.W.
St. Louis, Missouri 63166-6149                           Suite 600
(314) 554-2976                                           Washington, D.C.  20005
(314) 554-4014 (fax)                                     (202) 393-1200
                                                         (202) 393-1240 (fax)


               ATTORNEYS FOR AMEREN ENERGY GENERATING COMPANY AND
                      UNION ELECTRIC COMPANY D/B/A AMERENUE

February 5, 2003

K:\AMEREN\1066-001-731

                                 FORM OF NOTICE

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


Ameren Energy Generating Company            )
         and                                )
Union Electric Company                      )               Docket No. EC03-____
         d/b/a AmerenUE                     )


                                NOTICE OF FILING

     Take notice that on February 5, 2003, Ameren Energy Generating Company ("AEG") and Union Electric Company d/b/a AmerenUE (collectively, AEG and AmerenUE are referred to as "Applicants") submitted an application pursuant to section 203 of the Federal Power Act, and Part 33 of the Federal Energy Regulatory Commission ("Commission" or "FERC") regulations, 18 C.F.R. Part 33, for authorization for AEG to sell and transfer, and for AmerenUE to purchase and acquire, certain transmission facilities currently owned by AEG that are used to interconnect AEG's Kinmundy, Illinois and Pinckneyville, Illinois generation facilities to the Ameren transmission system. This transaction also involves the sale and transfer of the Kinmundy and Pinckneyville generation facilities now owned by AEG to AmerenUE.

     Copies of this filing have been served on all affected state commissions.

     Any person desiring to intervene or to protest this filing should file with the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426, in accordance with Rules 211 and 214 of the Commission's Rules of Practice and Procedure (18 CFR 385.211 and 385.214). Protests will be considered by the Commission in determining the appropriate action to be taken, but will not serve to make protestants parties to the proceeding. Any person wishing to become a party must file a motion to intervene. All such motions or protests should be filed on or before the comment date, and, to the extent applicable, must be served on the applicant and on any other person designated on the official service list. This filing is available for review at the Commission or may be viewed on the Commission's web site at http://www.ferc.gov using the "FERRIS" link, select "General Search" and follow the instructions (call 202-208-2222 for assistance). Protests and interventions may be filed electronically via the Internet in lieu of paper; see 18 CFR 385.2001(a)(1)(iii) and the instructions on the Commission's web site under the "e-Filing" link.

Comment Date: ____, 2003

                                    EXHIBIT E

                                    EXHIBIT H

                                    EXHIBIT I

                                    EXHIBIT K